Platinum Group Metals Ltd.
(Exploration and Development Stage Company)

Consolidated Financial Statements (Audited)
For the year ended August 31, 2012

Filed: November 23, 2012

November 23, 2012

Independent Auditor’s Report

To the Shareholders of Platinum Group Metals Ltd.

We have audited the accompanying consolidated financial statements of Platinum Group Metals Ltd., which comprise the consolidated statements of financial position as at August 31, 2012, August 31, 2011 and September 1, 2010 and the consolidated statements of comprehensive loss, changes in equity and cash flows for the years ended August 31, 2012 and August 31, 2011, and the related notes.

Management’s responsibility for the consolidated financial statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the IASB, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Platinum Group Metals Ltd. as at August 31, 2012, August 31, 2011 and September 1, 2010 and its financial performance and cash flows for the years ended August 31, 2012 and August 31, 2011 in accordance with International Financial Reporting Standards as issued by the IASB.

signed “PricewaterhouseCoopers LLP”

Chartered Accountants

PricewaterhouseCoopers LLP
PricewaterhouseCoopers Place, 250 Howe Street, Suite 700, Vancouver, British Columbia, Canada V6C 3S7
T: +1 604 806 7000, F: +1 604 806 7806

“PwC” refers to PricewaterhouseCoopers LLP, an Ontario limited liability partnership.

Management’s responsibility for the Financial Statements

The preparation and presentation of the accompanying consolidated financial statements, Management’s Discussion and Analysis (“MD&A”) and all financial information in the Annual Report are the responsibility of management and have been approved by the Board of Directors.

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the IASB. Financial statements, by nature are not precise since they include certain amounts based upon estimates and judgments. When alternative methods exist, management has chosen those it deems to be the most appropriate in the circumstances. The financial information presented elsewhere in the Annual Report is consistent with that in the consolidated financial statements.

Management, under the supervision of and with the participation of the Chief Executive Officer and the Chief Financial Officer, have a process in place to evaluate disclosure controls and procedures and internal control over financial reporting as required by Canadian and U.S. securities regulations. We, as Chief Executive Officer and Chief Financial Officer, will certify our annual filings with the CSA and SEC as required in Canada by National Instrument 52-109 and in the United States as required by the Sarbanes-Oxley Act of 2002.

The Board of Directors is responsible for ensuring that management fulfills its responsibilities for financial reporting and is ultimately responsible for reviewing and approving the consolidated financial statements. The Board carries out this responsibility principally through its Audit Committee which is independent from management.

The Audit Committee is appointed by the Board of Directors and reviews the consolidated financial statements and MD&A; considers the report of the independent auditors; assesses the adequacy of our internal controls, including management’s assessment described below; examines and approves the fees and expenses for the audit services; and recommends the independent auditors to the Board for the appointment by the shareholders. The independent auditors have full and free access to the Audit Committee and meet with it to discuss their audit work, our internal control over financial reporting and financial reporting matters. The Audit Committee reports its findings to the Board for consideration when approving the consolidated financial statements for issuance to the shareholders and management’s assessment of the internal control over financial reporting.

Management’s Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting.

Management has used the Committee of Sponsoring Organizations of the Treadway Commission (COSO) framework to evaluate the effectiveness of the Company’s internal control over financial reporting as at August 31, 2012. Based on this evaluation, management has concluded that as at August 31, 2012, the Company’s internal control over financial reporting was effective.

/s/ R. Michael Jones R. Michael Jones Chief Executive Officer	/s/ Frank Hallam Frank Hallam Chief Financial Officer

PLATINUM GROUP METALS LTD.
(An exploration and development stage company)
Consolidated Statements of Financial Position
(in thousands of Canadian dollars)

	August 31, 2012	August 31, 2011	September 1, 2010
		(Note 17)	(Note 17)
ASSETS

Current
Cash and cash equivalents	$17,665	$64,118	$2,366
Amounts receivable (Note 4 (a))	4,700	1,845	1,271
Prepaid expenses and other assets (Note 4 (b))	302	110	69
Total current assets	22,667	66,073	3,706
Restricted cash (Note 5 (a (i)))	30,512	47,720	160
Other assets (Note 4 (b))	141	2,598	-
Assets held for sale	-	974	1,005
Performance bonds (Note 5 (a (ii)))	8,698	2,162	-
Exploration and evaluation assets (Note 6)	14,809	10,728	9,568
Property, plant and equipment (Note 5)	166,907	150,533	111,955
Total assets	$243,734	$280,788	$126,394

LIABILITIES

Current
Accounts payable and accrued liabilities	$7,778	$5,984	$2,270
Total current liabilities	7,778	5,984	2,270

Deferred income taxes (Note 16)	13,426	12,911	15,486
Asset retirement obligation (Note 7)	1,440	645	-
Total liabilities	22,644	19,540	17,756

SHAREHOLDERS' EQUITY

Share capital (Note 8)	256,312	256,312	91,794
Contributed surplus	16,934	13,816	10,929
Accumulated other comprehensive income	(36,521)	(6,101)	-
Deficit	(55,318)	(34,347)	(5,234)
Total shareholders' equity attributable to shareholders of Platinum Group Metals Ltd.	181,407	229,680	97,489
Non-controlling interest (Note 5(a (i)))	39,683	31,568	11,149
Total Shareholders' equity	221,090	261,248	108,638
Total liabilities and shareholders' equity	$243,734	$280,788	$126,394

CONTINGENCIES AND COMMITMENTS (NOTE 13)
SUBSEQUENT EVENTS (NOTE 18)

Approved by the Board of Directors and authorized for issue on November 23, 2012

"Iain McLean"
Iain McLean, Director

"Eric Carlson"
Eric Carlson, Director

See accompanying notes to the consolidated financial statements.

PLATINUM GROUP METALS LTD.
(An exploration and development stage company)
Consolidated Statements of Comprehensive Loss
(In thousands of Canadian dollars, except for share data)

	Year	Year
	Ended	Ended
	August 31, 2012	August 31, 2011
		(Note 17)
EXPENSES
General and administrative (Note 12)	$5,373	$6,790
Foreign exchange loss	3,588	12
Stock compensation expense	2,006	6,910
Write-down of property, plant and equipment	442	-
Write-down of exploration and evaluation asset	413	-
	(11,822)	(13,712)
Finance income	3,943	3,785
Loss for the year before income tax	(7,879)	(9,927)
Income tax (expense) recovery	(2,321)	1,581
Loss for the year after income tax	(10,200)	(8,346)
Income attributable to non-controlling interest	388	546
Loss attributable to the shareholders of Platinum Group Metals Ltd.	$(10,588)	$(8,892)

Other comprehensive loss
Foreign currency translation adjustment	(30,420)	(6,101)
Comprehensive loss for the year	$(41,008)	$(14,993)

Basic and diluted loss per common share	$(0.06)	$(0.05)
Weighted-average number of common shares outstanding - Basic and diluted	177,584,542	173,948,058

See accompanying notes to the consolidated financial statements.

PLATINUM GROUP METALS LTD.
(An exploration and development stage company)
Consolidated Statements of Changes in Equity
(in thousands of Canadian dollars, except share data)

	Common shares
	without par value
			Contributed	Accumulated other		Non-controlling
	Shares	Amount	surplus	comprehensive loss	Deficit	interest	Total
Balance, September 1, 2010 (Note 17)	93,964,792	$91,794	$10,929	$-	$(5,234)	$11,149	$108,638
Issuance of common shares for cash	70,150,000	135,366	-	-	-	-	135,366
Issued on exercise of stock options	936,500	1,932	(468)	-	-	-	1,464
Issued on exercise of w arrants	12,533,250	27,220	(5,287)	-	-	-	21,933
Stock based compensation	-	-	8,642	-	-	-	8,642
Funding of non-controlling interest	-	-	-	-	(20,221)	20,221	-
Income attributable to non-controlling interest	-	-	-	-	-	546	546
Foreign currency translation adjustment	-	-	-	(6,101)	-	(348)	(6,449)
Net loss	-	-	-	-	(8,892)	-	(8,892)
Balance, August 31, 2011 (Note 17)	177,584,542	256,312	13,816	(6,101)	(34,347)	31,568	261,248
Stock based compensation	-	-	3,118	-	-	-	3,118
Funding of non-controlling interest	-	-	-	-	(10,383)	10,383	-
Income attributable to non-controlling interest	-	-	-	-	-	388	388
Foreign currency translation adjustment	-	-	-	(30,420)	-	(2,656)	(33,076)
Net loss	-	-	-	-	(10,588)	-	(10,588)
Balance, August 31, 2012	177,584,542	$256,312	$16,934	$(36,521)	$(55,318)	$39,683	$221,090

See accompanying notes to the consolidated financial statements.

PLATINUM GROUP METALS LTD.
(An exploration and development stage company)
Consolidated Statements of Cash Flows
(in thousands of Canadian dollars)

	Year	Year
	Ended	Ended
	August 31, 2012	August 31, 2011
OPERATING ACTIVITIES		(Note 17)
Loss for the year	$(10,588)	$(8,892)
Add items not affecting cash:
Depreciation	387	262
Foreign exchange loss	1,659	12
Deferred income tax expense (recovery)	2,752	(2,068)
Write-down of property, plant and equipment	442	-
Write-down of exploration and evaluation asset	413	-
Stock compensation expense	2,006	6,910
Net change in non-cash working capital (Note 14)	422	354
	(2,507)	(3,422)

FINANCING ACTIVITIES
Issuance of common shares	-	158,763
	-	158,763

INVESTING ACTIVITIES
Acquisition of property, plant and equipment	(36,940)	(38,726)
Exploration expenditures, net of recoveries	(5,910)	(1,248)
South African VAT	(50)	(726)
Performance bonds	(6,878)	(2,001)
Restricted cash	8,013	(49,559)
	(41,765)	(92,260)
Net (decrease) increase in cash and cash equivalents	(44,272)	63,081
Effect of foreign exchange on cash and cash equivalents	(2,181)	(1,329)
Cash and cash equivalents, beginning of year	64,118	2,366
Cash and cash equivalents, end of year	$17,665	$64,118

See accompanying notes to the consolidated financial statements.

Platinum Group Metals Ltd.
(An exploration and development stage company)
Notes to the consolidated financial statements
For the year ended August 31, 2012
(in thousands of Canadian dollars)

1.	NATURE OF OPERATIONS AND LIQUIDITY

Platinum Group Metals Ltd. (the “Company”) is a British Columbia corporation incorporated on February 18, 2002. The Company’s shares are publicly listed on the Toronto Stock Exchange in Canada and the NYSE MKT LLC in the United States. The Company’s address is Suite 328-550 Burrard Street, Vancouver, British Columbia, V6C 2B5.

The Company is an exploration and development company conducting work on mineral properties it has staked or acquired by way of option agreements in Canada and the Republic of South Africa. The Company is currently developing the Project 1 Platinum Mine in South Africa, in which it holds a 74% working interest. A formal Mining Right was granted for the project on April 4, 2012 by the Government of South Africa. The Company is currently working with a syndicate of international banks (the “Lenders”) to complete a $260 million senior loan facility for the project. The negotiations have advanced through detailed technical, financial and legal due diligence. Closing and draw down of the loan facility is subject to receipt of commitment, final credit approval, the negotiation and execution of definitive documentation and certain conditions precedent. The Company will also be responsible for its 74% share of a cost overrun facility and working capital as needed to satisfy the Lenders’ requirements. In order to follow its business plan, the Company will need to raise additional capital in 2012 by way of equity issuance, additional debt or sale of assets. There is no assurance that such funding will be available to the Company, or that it will be obtained on terms favourable to the Company. Failure to obtain sufficient financing may result in delaying or indefinite postponement of exploration, development, or production on any or all of the Company’s properties, or even a loss of property interests.

These financial statements include the accounts of the Company and its subsidiaries. The Company’s subsidiaries and significant investments are as follows:

Platinum Group Metals (RSA) (Pty) Ltd. - Johannesburg, RSA (100% ownership)
Maseve Investments 11 (Pty) Ltd. - Johannesburg, RSA (74% ownership)
Wesplats Holdings (Pty) Limited - Johannesburg, RSA (100% ownership)
Platinum Group Metals (Barbados) Ltd., Barbados (100% ownership)
Mnombo Wethu Consultants (Pty) Limited. (49.9% ownership)

2.	BASIS OF PRESENTATION AND ADOPTION OF INTERNATIONAL FINANCIAL REPORTING STANDARDS

The Company prepares its financial statements in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) as set out in the Handbook of the Canadian Institute of Chartered Accountants (“CICA Handbook”). In 2010, the CICA Handbook was revised to incorporate International Financial Reporting Standards (“IFRS”), and require publicly accountable enterprises to apply such standards effective for fiscal years beginning on or after January 1, 2011. Accordingly, the Company commenced reporting on this basis in these consolidated financial statements. In these financial statements, the term Canadian GAAP refers to Canadian GAAP before the adoption of IFRS. Accordingly, these are the Company’s first annual consolidated financial statements prepared in accordance with IFRS as issued by the IASB.

These consolidated financial statements have been prepared in accordance with IFRS applicable to the preparation of consolidated financial statements, including IFRS 1, “First-time adoption of International Financial Reporting Standards” and subject to certain transition elections and certain optional exemptions as disclosed in Note 17. The Company has consistently applied the same accounting policies in its opening IFRS statement of financial position at September 1, 2010 and throughout all periods presented, as if these policies had always been in effect. Note 17 discloses the impact of the transition to IFRS on the Company’s financial position, financial performance and cash flows, including the nature and effect of significant changes in accounting policies from those used in the Company’s consolidated financial statements for the year ended September 1, 2010.

Platinum Group Metals Ltd.
(An exploration and development stage company)
Notes to the consolidated financial statements
For the year ended August 31, 2012
(in thousands of Canadian dollars)

The financial statements were approved by the Company’s Board of Directors.

The consolidated financial statements are presented in Canadian dollars.

3.	SIGNIFICANT ACCOUNTING POLICIES

The principal accounting policies applied in the preparation of these consolidated financial statements are set out below.

Consolidation

The financial statements of the Company consolidate the accounts of Platinum Group Metals Ltd. and its subsidiaries. All intercompany transactions, balances and any unrealized gains and losses from intercompany transactions are eliminated on consolidation.

Cash and cash equivalents

Cash and cash equivalents consist of cash and short-term deposits, which are readily convertible to cash and have original maturities of 90 days or less.

Exploration and Evaluation Assets

Exploration and evaluation activity involves the search for mineral resources, the determination of technical feasibility and the assessment of commercial viability of an identified resource.

Exploration and evaluation activity includes:

- acquiring the rights to explore;
- researching and analyzing historical exploration data;
- gathering exploration data through topographical, geochemical and geophysical studies;
- exploratory drilling, trenching and sampling;
- determining and examining the volume and grade of the resource;
- surveying transportation and infrastructure requirements; and
- compiling pre-feasibility and feasibility studies.

Exploration and evaluation expenditures on identifiable properties are capitalized. Exploration and evaluation assets are shown separately until a build decision is made at which point the asset is transferred to development assets under property, plant and equipment. Capitalized costs are all considered to be tangible assets as they form part of the underlying mineral property. No amortization is charged during the exploration and evaluation phase as the asset is not available for use.

Capitalized exploration and evaluation assets are reviewed for impairment when facts or circumstances suggest an asset’s carrying amount may exceed its recoverable amount. If impairment is considered to exist, the related asset is written down to the greater of its value in use and its fair value less costs to sell.

Undivided interests in mineral properties acquired as a result of a joint exploration arrangement are recorded as exploration and evaluation assets.

Property, plant and equipment

Property, plant and equipment are stated at cost less accumulated depreciation and accumulated impairment losses. The cost of an item of property, plant and equipment includes the purchase price or construction cost, any costs directly attributable to bringing the asset to the location and condition necessary for its intended use, an initial estimate of the costs of dismantling and removing the item and restoring the site on which it is located, and for qualifying assets, the associated borrowing costs.

Platinum Group Metals Ltd.
(An exploration and development stage company)
Notes to the consolidated financial statements
For the year ended August 31, 2012
(in thousands of Canadian dollars)

Where an item of property, plant and equipment is comprised of major components with different useful lives, the components are accounted for as separate items of property, plant and equipment.

Costs incurred for new construction, mine development, and major overhauls of existing equipment are capitalized as property, plant and equipment and are subject to depreciation once they are put into use. The costs of routine maintenance and repairs are expensed as incurred.

Once a mining project has been established as commercially viable, expenditure other than on land, buildings, plant and equipment is capitalised as part of ‘development assets’ together with any related amount transferred from ‘exploration and evaluation assets’.

Property, plant and equipment are recorded at cost and are amortized on a straight line basis over the following periods:

Building	20 years
Mining equipment	2 – 22 years
Vehicles	3 – 5 years
Computer equipment and software	3 – 5 years
Furniture and fixtures	5 years

Development costs are depreciated on a unit of production basis.

Impairment of long-lived assets

Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable.

The Company conducts internal reviews of asset values which are used to assess for any indications of impairment. External factors such as changes in expected future prices, costs and other market factors are also monitored to assess for indications of impairment.

If any such indication exists an estimate of the recoverable amount is undertaken, being the higher of an asset’s fair value less costs to sell and value in use. If the asset’s carrying amount exceeds its recoverable amount then an impairment loss is recognized in the statement of income.

Fair value is determined as the amount that would be obtained from the sale of the asset in an arm’s length transaction between knowledgeable and willing parties. Fair value of mineral assets is generally determined as the present value of the estimated future cash flows expected to arise from the continued use of the asset, including any expansion prospects.

Value in use is determined as the present value of the estimated future cash flows expected to arise from the continued use of the asset in its present form and from its ultimate disposal.

Impairment is normally assessed at the level of cash-generating units (“CGUs”), which are identified as the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets.

Long lived assets that have suffered impairment are tested for possible reversal of the impairment whenever events or changes in circumstances indicate that the impairment may have reversed. When a reversal of a previous impairment is recorded, the reversal amount is adjusted for depreciation that would have been recorded had the impairment not taken place.

Platinum Group Metals Ltd.
(An exploration and development stage company)
Notes to the consolidated financial statements
For the year ended August 31, 2012
(in thousands of Canadian dollars)

Asset retirement obligations

Provisions for asset retirement obligations are made in respect of the estimated future costs of closure and restoration and for environmental rehabilitation costs (which include the dismantling and demolition of infrastructure, removal of residual materials and remediation of disturbed areas) in the accounting period when the related disturbance occurs. The provision is discounted using a risk-free pre-tax rate, and the unwinding of the discount is included in finance costs. At the time of establishing the provision, a corresponding asset is capitalized and is depreciated over the future life of the asset to which it relates. The provision is adjusted on an annual basis for changes in cost estimates, discount rates and inflation.

Income taxes

Deferred tax is recognized on temporary differences between the carrying value of assets and liabilities in the statement of financial position and the corresponding tax bases used in the computation of taxable profit. Deferred tax is determined using tax rates and tax laws that are enacted or substantively enacted at the date of the statement of financial position and are expected to apply when the related deferred tax asset is realized or the deferred tax liability is settled.

Deferred tax assets and liabilities are not recognized if the temporary difference arises in a transaction other than a business combination that at the time of the transaction affects neither the taxable nor the accounting profit or loss.

Deferred tax assets are recognized for all deductible temporary differences to the extent that it is probable that taxable profits will be available against which those deductible temporary differences can be utilized. Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off the current tax assets against the current tax liabilities and when they relate to income taxes levied by the same taxation authority and the Company intends to settle its current tax assets and liabilities on a net basis.

Translation of foreign currencies

Functional and presentation currency

Items included in the financial statements of the Company and each of the Company’s subsidiaries are measured using the currency of the primary economic environment in which the entity operates (the functional currency) as follows:

Platinum Group Metals Limited	Canadian dollars
Platinum Group Metals (RSA) (Pty) Ltd.	South African Rand
Maseve Investments 11 (Pty) Ltd.	South African Rand
Wesplats Holdings (Pty) Limited	South African Rand
Mnombo Wethu Consultants (Pty) Limited	South African Rand
Platinum Group Metals (Barbados) Ltd.	United States dollars

Transactions and balances

Foreign currency transactions are translated into the relevant entity’s functional currency using the exchange rates prevailing at the date of the transaction. Foreign currency gains and losses resulting from the settlement of such transactions and from the translation at period-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the income statement.

Platinum Group Metals Ltd.
(An exploration and development stage company)
Notes to the consolidated financial statements
For the year ended August 31, 2012
(in thousands of Canadian dollars)

Subsidiaries

The results and financial position of subsidiaries that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

  Assets and liabilities are translated at the closing rate at the reporting date;

  Income and expenses are translated at average exchange rates for the period; and

  All resulting exchange differences are recognized in other comprehensive income as cumulative translation adjustments.

When a foreign operation is sold, such exchange differences are recognized in the income statement to the extent of the portion sold as part of the gain or loss on sale.

Stock-based compensation

The fair values for all stock-based awards are estimated using the Black-Scholes model and recorded over the period of vesting. The compensation cost related to stock options granted is recorded in operations or capitalized to mineral properties, as applicable.

Cash received on exercise of stock options is credited to share capital and the related amount previously recognized in contributed surplus is reclassified to share capital.

Earnings (loss) per common share

Basic earnings (loss) per common share is calculated using the weighted average number of common shares outstanding.

The Company uses the treasury stock method for the calculation of diluted earnings per share. Diluted per share amounts reflect the potential dilution that could occur if securities or other contracts to issue common shares were exercised or converted to common shares. In periods when a loss is incurred, the effect of the potential issuances of shares is anti-dilutive, and accordingly basic and diluted loss per share are the same.

Financial instruments

(i) Financial assets and liabilities

The classification depends on the purpose for which the financial assets or liabilities were obtained. Management determines the classification of financial assets and liabilities at initial recognition.

Loans and receivables – Loans and receivables comprise cash and cash equivalents, amounts receivable, restricted cash and performance bonds. Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are classified as current assets or non-current assets based on their maturity date. Loans and receivables are initially recognized at fair value and subsequently carried at amortized cost less any impairment.

Other financial liabilities - Other financial liabilities comprise accounts payable and accrued liabilities and are recognized initially at fair value, net of transaction costs incurred and are subsequently stated at amortized cost. Any difference between the initial cost and the redemption value is recognized in the income statement over the period to maturity using the effective interest method.

Platinum Group Metals Ltd.
(An exploration and development stage company)
Notes to the consolidated financial statements
For the year ended August 31, 2012
(in thousands of Canadian dollars)

(ii) Fair value of financial instruments

The fair values of quoted investments are based on current bid prices. If the market for a financial asset is not active, the Company establishes fair value by using valuation techniques. These include the use of recent arm’s length transactions, reference to other instruments that are substantially the same, discounted cash flow analysis, and option pricing models refined to reflect the issuer’s specific circumstances.

(iii) Impairment of financial assets

The Company assesses at each reporting date whether there is objective evidence that a financial asset or a group of financial assets is impaired. Impairment losses on financial assets carried at amortized cost are reversed in subsequent periods if the amount of the loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized.

Future accounting changes

Unless otherwise noted, the following new or revised standards and amendments are effective for annual periods beginning on or after January 1, 2013 with earlier application permitted. The company has not yet assessed the impact of these standards and amendments or determined whether it will early adopt them.

IFRS 9, ‘Financial instruments’, addresses the classification, measurement and recognition of financial assets and financial liabilities. IFRS 9 was issued in November 2009 and October 2010. It replaces the parts of IAS 39 that relate to the classification and measurement of financial instruments. IFRS 9 requires financial assets to be classified into two measurement categories: those measured as at fair value and those measured at amortized cost. The determination is made at initial recognition. The classification depends on the entity’s business model for managing its financial instruments and the contractual cash flow characteristics of the instrument. For financial liabilities, the standard retains most of the IAS 39 requirements. The main change is that, in cases where the fair value option is taken for financial liabilities, the part of a fair value change due to an entity’s own credit risk is recorded in other comprehensive income rather than the income statement, unless this creates an accounting mismatch.

In May 2011, the IASB issued the following standards which have not yet been adopted by the Company: IFRS 10, Consolidated Financial Statements (IFRS 10), IFRS 11, Joint Arrangements (IFRS 11), IFRS 12, Disclosure of Interests in Other Entities (IFRS 12), IAS 27, Separate Financial Statements (IAS 27), IFRS 13, Fair Value measurement (IFRS 13) and amended IAS 28, Investments in Associates and Joint Ventures (IAS 28).

IFRS 10, consolidation requires an entity to consolidate an investee when it is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Under existing IFRS, consolidation is required when an entity has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. IFRS 10 replaces SIC-12 Consolidation – Special Purpose Entities and parts of IAS 27 Consolidated and Separate Financial Statements.

IFRS 11, Joint Arrangements, requires a venturer to classify its interest in a joint arrangement as a joint venture or joint operation. Joint ventures will be accounted for using the equity method of accounting whereas for a joint operation the venturer will recognize its share of the assets, liabilities, revenue and expenses of the joint operation. Under existing IFRS, entities have the choice to proportionately consolidate or equity account for interests in joint ventures. IFRS 11 supersedes IAS 31, Interests in Joint Ventures, and SIC-13, Jointly Controlled Entities—Non-monetary Contributions by Venturers.

IFRS 12, Disclosure of Interests in Other Entities, establishes disclosure requirements for interests in other entities, such as subsidiaries, joint arrangements and associates. The standard carries forward existing disclosures and also introduces significant additional disclosure that address the nature of, and risks associated with, an entity’s interests in other entities.

Platinum Group Metals Ltd.
(An exploration and development stage company)
Notes to the consolidated financial statements
For the year ended August 31, 2012
(in thousands of Canadian dollars)

IFRS 13, Fair Value Measurement, is a comprehensive standard for fair value measurement and disclosure for use across all IFRS standards. The new standard clarifies that fair value is the price that would be received to sell an asset, or paid to transfer a liability in an orderly transaction between market participants, at the measurement date. Under existing IFRS, guidance on measuring and disclosing fair value is dispersed among the specific standards requiring fair value measurements and does not always reflect a clear measurement basis or consistent disclosures.

There have been amendments to existing standards, including IAS 27, Separate Financial Statements (IAS 27), and IAS 28, Investments in Associates and Joint Ventures (IAS 28). IAS 27 addresses accounting for subsidiaries, jointly controlled entities and associates in non-consolidated financial statements. IAS 28 has been amended to include joint ventures in its scope and to address the changes in IFRS 10 – 13.

IAS 1, Presentation of Financial Statements, has been amended to require entities to separate items presented in other comprehensive income (“OCI”) into two groups, based on whether or not items may be recycled in the future. Entities that choose to present OCI items before tax will be required to show the amount of tax related to the two groups separately. The amendment is effective for annual periods beginning on or after July 1, 2012 with earlier application permitted.

Significant accounting judgments and estimates

The preparation of the financial statements in conformity of IFRS requires the use of judgments and estimates that affect the amount reported and disclosed in the consolidated financial statements and related notes. These judgments and estimates are based on management’s best knowledge of the relevant facts and circumstances, having regard to previous experience, but actual results may differ materially from the amounts included in the financial statements. Information about such judgments and estimation is contained in the accounting policies and notes to the financial statements, and the key areas are summarized below.

Areas of judgment that have the most significant effect on the amounts recognized in these consolidated financial statements are:

  Review of asset carrying values and impairment assessment;

  Determination of the fair values of share-based compensation.

  Determination of useful lives of property, plant and equipment;

  Asset retirement obligations; and

  Deferred tax assets and liabilities.

Key sources of estimation uncertainty that have the most significant effect on the amounts recognized in these consolidated financial statements are:

  Review of asset carrying values and impairment assessment;

  Asset retirement obligations; and

  Deferred tax assets and liabilities and resource taxes.

Each of these judgments and estimates is considered in more detail below.

Review of asset carrying values and impairment assessment

Property, plant and equipment and mineral properties are considered for impairment when events or changes in circumstances indicate that the carrying amount may not be recoverable. If any such indication exists, a formal estimate of recoverable amount is performed and an impairment loss is recognized to the extent that the carrying amount exceeds the recoverable amount. For the purpose of measuring recoverable amounts, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash-generating units or “CGUs”). The recoverable amount is the higher of an asset’s fair value less costs to sell and value in use (being the present value of the expected future cash flows of the relevant asset or CGU). An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount.

Platinum Group Metals Ltd.
(An exploration and development stage company)
Notes to the consolidated financial statements
For the year ended August 31, 2012
(in thousands of Canadian dollars)

The determination of fair value less costs to sell and value in use requires management to make estimates and assumptions about expected production, commodity prices, mineral reserves and resources, operating costs, closure and rehabilitation costs and future capital expenditures. These estimates and assumptions are subject to risk and uncertainty; hence there is the possibility that changes in circumstances will alter these projections, which may impact the recoverable amount of the assets. In such circumstances some or all of the carrying value of the assets may be further impaired or the impairment charge reduced with the impact recorded in the income statement.

Asset Retirement Obligations

The amounts recorded for asset retirement costs are based on estimates included in closure and remediation plans. These estimates are based on engineering studies of the work that is required by environmental laws. These estimates include an assumption of the rate at which costs may inflate in future periods. Actual costs and the timing of expenditures could differ from these estimates.

Determination of the fair value of share-based compensation

The Company provides compensation benefits to our employees, directors, officers and consultants through a share option plan. In order to compute this fair value the Company uses option pricing models that require management to make various estimates and assumptions in relation to the expected life of awards, volatility, risk-free interest rates, and forfeiture rates. Expected volatility is based on historical volatility of the Company’s share price. The risk-free interest rate for the expected term of the option is based on the Government of Canada yield curve in effect at the time of the grant.

Deferred tax assets and liabilities and resource taxes

The determination of our future tax liabilities and assets involves significant management estimation and judgment involving a number of assumptions. In determining these amounts the Company interprets tax legislation in a variety of jurisdictions and make estimates of the expected timing of the reversal of future tax assets and liabilities. We also make estimates of our future earnings which affect the extent to which potential future tax benefits may be used. We are subject to assessment by various taxation authorities, which may interpret tax legislation in a manner different from our view. These differences may affect the final amount or the timing of the payment of taxes. When such differences arise we make provision for such items based on our best estimate of the final outcome of these matters.

Determination of useful lives of property, plant and equipment

The Company uses the straight line method to depreciate property, plant and equipment, whereby depreciation is calculated using the expected life of the asset. Development assets will be depreciated using the units of production method. Estimated lives of property, plant and equipment are based on historical experience and actual asset lives may vary from this experience. Lives are reassessed on at least an annual basis.

Platinum Group Metals Ltd.
(An exploration and development stage company)
Notes to the consolidated financial statements
For the year ended August 31, 2012
(in thousands of Canadian dollars)

4.	AMOUNTS RECEIVABLE AND PREPAIDS

a)	Amounts receivable

	August 31, 2012	August 31, 2011	September 1, 2010
South African VAT	$1,242	$1,171	$445
Other receivables	31	203	2
Expenditure advances	3,208	344	8
Canadian harmonized sales tax	131	80	127
Due from related parties (Note 11)	88	47	36
Receivable from the sale of assets	-	-	653
Total amounts receivable	$4,700	$1,845	$1,271

b)	Prepaid expenses and other assets

	August 31, 2012	August 31, 2011	September 1, 2010
Current
Insurance premiums	$261	$87	$50
Miscellaneous	41	23	19
Total current prepaids	$302	$110	$69

Non-current
Miscellaneous	$141	$-	$-
Project 1 - Contractor advances	-	2,598	-
Total other assets	$141	$2,598	$-

Platinum Group Metals Ltd.
(An exploration and development stage company)
Notes to the consolidated financial statements
For the year ended August 31, 2012
(in thousands of Canadian dollars)

5.	PROPERTY, PLANT AND EQUIPMENT

		Construction
	Development	work-in-			Office	Mining
	assets	progress	Land	Buildings	Equipment	Equipment	Total
Cost
Balance as at September 1, 2010	$91,692	$-	$15 ,532	$4,487	$712	$166	$112,589
Additions	37,012	3,432	-	-	459	1,650	42,553
Disposal	-	-	-	(6)	(272)	-	(278)
Foreign exchange movement	(2,927)	-	(495)	(143)	(13)	(5)	(3,583)
Balance as at August 31, 2011	$125,777	$3,432	$15,037	$4,338	$886	$1,811	$151,281
Additions	31,164	805	2,112	282	131	5,803	40,297
Disposal	-	-	-	-	(1)	(1)	(2)
Foreign exchange movement	(19,348)	(543)	(2,379)	(686)	(68)	(286)	(23,310)
Balance August 31, 2012	$137,593	$3,694	$14,770	$3,934	$948	$7,327	$168,266

Accumulated Depreciation
Balance as at September 1, 2010	$-	$-	$-	$16	$567	$51	$634
Additions	-	-	-	20	193	46	259
Disposals	-	-	-	(3)	(128)	-	(131)
Foreign exchange movement	-	-	-	(1)	(12)	(1)	(14)
Balance as at August 31, 2011	$-	$-	$-	$32	$620	$96	$748
Additions	-	-	-	195	144	347	686
Disposals	-	-	-	-	(2)	(1)	(3)
Foreign exchange movement	-	-	-	(4)	(54)	(14)	(72)
Balance August 31, 2012	$-	$-	$-	$223	$708	$428	$1,359

Net book value, September 1, 2010	$91,692	$-	$15,532	$4,471	$145	$115	$111,955
Net book value, August 31, 2011	$125,777	$3,432	$15,037	$4,306	$266	$1,715	$150,533
Net book value, August 31, 2012	$137,593	$3,694	$14,770	$3,711	$240	$6,899	$166,907

Platinum Group Metals Ltd.
(An exploration and development stage company)
Notes to the consolidated financial statements
For the year ended August 31, 2012
(in thousands of Canadian dollars)

a)	Projects 1

Project 1, which is located in the Western Bushveld region of South Africa, and is currently in development, is classified as Property, Plant and Equipment.

i.	Ownership of Project 1

Under the terms of an agreement dated April 22, 2010, the Company owns a 74% interest in Project 1, while the remaining 26% is owned by Wesizwe Platinum Ltd. (“Wesizwe”). Under the terms of the agreement subscription funds paid by the Company are held in escrow for application towards Wesizwe’s capital requirements for Projects 1. These funds are classified as restricted cash. As of August 31, 2012, the balance of restricted cash is $32,158. For every $74 spent by the Company on project requirements in Maseve, a further $26 can be removed from the restricted cash to cover Wesizwe’s share of such costs.

The Company consolidated the financial statements of Maseve from the effective date of the reorganization. The portion of Maseve not owned by the Company, calculated at $39,683 at August 31, 2012 ($31,568 – August 31, 2011), is accounted for as a non-controlling interest.

ii.	Other financial information - Project 1

At August 31, 2012, the Company recorded an asset retirement obligation of $1,440 (August 31, 2011 - $645) based on the degree of surface disturbance on the Project 1 site. As of August 31, 2012, the Company has posted a total of $8,698 (August 31, 2011 - $2,162) as performance bonds in South Africa against reclamation work, approximately $8,600 (August 31, 2011 - $2,070) of which is posted against work on Project 1.

6.	EXPLORATION AND EVALUATION ASSETS

The Company has exploration projects in Canada and South Africa. The total capitalized exploration and evaluation expenditures are as follows:

	August 31, 2012	August 31, 2011	September 1, 2010
Canada	$5,601	$3,710	$2,324
South Africa	9,208	7,018	7,244
Total exploration	$14,809	$10,728	$9,568

Platinum Group Metals Ltd.
(An exploration and development stage company)
Notes to the consolidated financial statements
For the year ended August 31, 2012
(in thousands of Canadian dollars)

REPUBLIC OF SOUTH AFRICA

SOUTH AFRICA
		August 31,	August 31,	September 1,
		2012	2011	2010
Project 3 - see note 5 (a)		$3,648	$4,333	$4,476

Waterberg	Acquisition costs	$10	$12	$12
	Exploration and evaluation costs	7,562	886	577
	Recoveries	(4,250)	(886)	(577)
Total Waterberg		$3,322	$12	$12

Sable	Acquisition costs	$9	$11	$3
	Exploration and evaluation costs	1,147	797	87
	Recoveries	(1,156)	(760)	(43)
Total Sable		$-	$48	$47

Warsprings	Acquisition costs	$137	$154	$158
	Exploration and evaluation costs	3,870	4,588	4,105
	Recoveries	(2,414)	(2,862)	(2,318)
Total Warsprings		$1,593	$1,880	$1,945

Tweespalk	Acquisition costs	$74	$80	$82
	Exploration and evaluation costs	742	870	895
	Recoveries	(182)	(216)	(224)
Total Tweespalk		$634	$734	$753

Other		$11	$11	$11

Total South Africa Exploration		$9,208	$7,018	$7,244

Waterberg

The Waterberg Project consists of a registered new order prospecting right granted by the Government of South Africa. The current prospecting right expired on the September 1, 2012 and an application together with the required supporting documentation for the renewal of the current prospecting right for a further period of three years commencing on the September 2, 2012 was filed and duly acknowledged by the Regional Manager, Limpopo Region, Department of Mineral Resources (“DMR”). A further application to extend the license period to September 1, 2017 is in process. PTM RSA’s prospecting right at Waterberg will allow it to file an application for conversion of the current prospecting right into a mining right.

In October 2009, PTM RSA entered into an agreement with the Japanese Oil, Gas and Metals National Corporation (JOGMEC) and Mnombo Wethu Consultants (Pty) Limited (“Mnombo”) whereby JOGMEC could earn up to a 37% interest in the project for an optional work commitment of USD $3.2 million over 4 years, while at the same time Mnombo, is required to match JOGMEC's expenditures on a 26/74 basis (USD $1.12 million).

The Company originally held a 37% share in the Waterberg Project with Mnombo, a Black Economic Empowerment (“BEE”) partner, holding the remaining 26% share. However, On November 7, 2011 the Company entered into an agreement with Mnombo whereby the Company acquired 49.9% of the issued and outstanding shares of Mnombo in exchange for cash payments totalling R 1.2 million and paying for Mnombo's 26% share of project costs to the completion of a feasibility study. When combined with the Company's 37% direct interest in the Waterberg Project (after JOGMEC earn-in), the 12.974% indirect interest to be acquired through Mnombo will bring the Company's effective project interest to 49.974% .

Platinum Group Metals Ltd.
(An exploration and development stage company)
Notes to the consolidated financial statements
For the year ended August 31, 2012
(in thousands of Canadian dollars)

As of approximately April 2012 JOGMEC had completed its USD $3.2 million earn in requirement as described above. Since that time the Company has spent approximately a further USD $4.44 million on exploration expenditures to August 31, 2012. Of this amount USD $1.12 million will be applied to Mnombo’s initial earn in requirement and the balance of approximately USD $3.32 million will be applied to the Company’s and Mnombo’s ongoing 63% combined pro rata share of costs.

War Springs and Tweespalk

On June 3, 2002, the Company acquired an option to earn a 100% interest in the 2,396 hectare War Springs property and the 2,177 hectare Tweespalk property both located in the Northern Limb or Platreef area of the Bushveld Complex, north of Johannesburg. The Company can settle the vendors’ residual interests in these mineral rights at any time for US$690 per hectare. The Company pays annual prospecting fees to the vendors of US$3.25 per hectare. The vendors retain a 1% NSR Royalty on the property, subject to the Company’s right to purchase the NSR at any time for US$1,400.

Black Economic Empowerment groups Africa Wide, a subsidiary of Wesizwe Platinum Ltd. and Taung Minerals (Pty) Ltd., a subsidiary of Platmin Limited, have each acquired a 15% interest in the Company’s rights to the War Springs project carried to bankable feasibility. The Company retains a net 70% project interest. Africa Wide also has a 30% participating interest in the Tweespalk property.

On March 5, 2009 the Company announced an agreement with JOGMEC whereby JOGMEC could earn up to a 35% interest in the Company’s rights to the War Springs project for an optional work commitment of US$10 million over 5 years. After incurring total expenditures of approximately R 20.5 million to August 31, 2011 (approximately $2,900 at that time), JOGMEC notified the Company in early fiscal 2012 that it would not fund additional work on the project. JOGMEC retains no interest in the project. The Company is considering future exploration programs or a possible sale of the project.

Sable

During 2009, the Company acquired by application prospecting permits in South Africa which became the Sable Joint Venture project area on the Western Limb of the Bushveld Complex, west of Pretoria. Sable Platinum Mining (Pty) Limited (“Sable Platinum”) is earning a 51% interest in exchange for funding approximately $6,000 (R 42.0 million) in work on the project, while a private Black Economic Empowerment group will hold 26%. The Company was the operator of the project until mid-March 2012, after which time operatorship was transitioned to Sable Platinum. Total expenditures incurred by Sable Platinum to August 31, 2012 amounted to approximately $1,160 ($760 - August 31, 2011).

CANADA

CANADA
Properties	August 31, 2012	Aug 31, 2011	Sept 1, 2010

Ontario
Acquisition costs	$1,224	$1,265	$1,004
Exploration and evaluation costs	2,659	2,358	1,320
Total Ontario	$3,883	$3,623	$2,324

Providence
Acquisition costs	$78	$78	$-
Exploration and evaluation costs	1,640	9	-
Total Providence	$1,718	$87	$-

Total Canada Exploration	$5,601	$3,710	$2,324

Platinum Group Metals Ltd.
(An exploration and development stage company)
Notes to the consolidated financial statements
For the year ended August 31, 2012
(in thousands of Canadian dollars)

Thunder Bay, Ontario

The Company maintains a large mineral rights position in the Lac des Iles area north of Thunder Bay, Ontario. These holdings include 100% interests in the Lac Des Iles River and Shelby Lake properties and are all subject to a 2.0% NSR royalty. In most cases, the Company may buy back one half of the NSR. In 2012, the Company reviewed the results of its exploration work in the Thunder Bay region and made the decision not to proceed with further work on its Dog River and Bullseye claims. As a result, for the year ending August 31, 2012, the Company wrote off $88 in acquisition and exploration costs incurred to date on these properties

Bark Lake, Ontario

On February 10, 2011 the Company acquired a right to earn up to a 75% interest in Benton Resources Corp’s Bark Lake, Ontario platinum-palladium project, comprised of 19 mineral claims totaling 3,884 hectares located approximately 120 km west of Thunder Bay, Ontario. To earn a 70% interest the Company would be required to make staged option payments of $145 in cash ($35 paid) plus 215,000 shares (nil issued) and complete $1,625 in exploration over a 7 year period. In 2012, the Company reviewed the results of its exploration work on the project and made the decision not to proceed with further work. For the year ending August 31, 2012, the Company wrote off $325 in acquisition and exploration costs incurred to date on the property.

Providence

In September 2011, the Company purchased the Providence Nickel, Copper, Cobalt and Platinum Group Metals property located in the Northwest Territories from Arctic Star Exploration for a payment of $50 and a 1.0% NSR royalty. The claims that comprise the Providence property are expected to be brought to lease once a crown survey has been completed in 2012 at an estimated cost of $100. An extension has been granted by the Northwest Territories Mining Recorder for the completion of the survey of the claims to lease until September 28, 2012. To date the first year lease payment and application fees have been paid. Total acquisition costs were $78. As of August 31, 2012, the Company has spent $1,640 toward exploration on the property.

Camp facilities and an associated Land Use Permit have also been purchased for an additional $20. The Company has re-activated its corporate registration in the Northwest Territories and the land use permit associated with the camp and exploration work has been transferred into the Company’s name. As part of the transfer, a security deposit of $27 was issued to the Aboriginal Affairs and Northern Development Canada.

Title to mineral properties

Although the Company has taken steps to verify title to mineral properties in which it has an interest, in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee the Company’s title. Property title may be subject to unregistered prior agreements and non-compliance with regulatory requirements.

Platinum Group Metals Ltd.
(An exploration and development stage company)
Notes to the consolidated financial statements
For the year ended August 31, 2012
(in thousands of Canadian dollars)

7.	ASSET RETIREMENT OBLIGATION

There was an increase in the net present value of the asset retirement obligation (”ARO”) during the year ended August 31, 2012, due mainly to ongoing construction work on Project 1. At August 31, 2012, the ARO is estimated based on a total future liability of approximately R 19.0 million (August 31, 2011 – R 8.0 million). A discount rate of 7.96% and an inflation rate of 5.3%, which represents South Africa’s expected inflation rate, were used to calculate the ARO.

Balance, September 1, 2010	$-
Increased estimate future obligation	645
Balance, August 31, 2011	$645
Increased estimate future obligation	821
Accretion expense	82
Foreign exchange gain	(108)
Balance, August 31, 2012	$1,440

8.	SHARE CAPITAL

	(a)	Authorized

Unlimited common shares without par value

	(b)	Issued and outstanding

At August 31, 2012, there were 177,584,542 shares outstanding.

During the year ended August 31, 2012, there were no changes in the Company’s issued and outstanding shares.

	(c)	Incentive stock options

The Company has entered into Incentive Stock Option Agreements (“Agreements”) with directors, officers and employees. Under the terms of the Agreements, the exercise price of each option is set, at a minimum, at the fair value of the common shares at the date of grant. Stock options granted to certain employees, directors and officers of the Company are subject to vesting provisions, while others vest immediately.

The following tables summarize the Company’s outstanding stock options:

	Number	Average
	of Shares	Exercise Price
Options outstanding at August 31, 2010	5,000,500	$2.28
Granted	7,691,500	2.04
Exercised	(936,500)	1.56
Forfeited	(505,000)	2.71
Options outstanding at August 31, 2011	11,250,500	2.19
Granted	4,354,000	1.22
Expired/Forfeited	(1,845,000)	2.29
Options outstanding at August 31, 2012	13,759,500	$1.91

Platinum Group Metals Ltd.
(An exploration and development stage company)
Notes to the consolidated financial statements
For the year ended August 31, 2012
(in thousands of Canadian dollars)

		Weighted
	Number	Average	Number
	Outstanding at	Remaining	Exercisable at
Exercise	August 31,	Contractual	August 31,
price	2012	Life (Years)	2012
1.00	25,000	5.00	25,000
1.20	100,000	4.50	25,000
1.38	75,000	4.50	75,000
1.30	3,904,000	4.25	3,904,000
1.40	957,000	1.70	957,000
1.60	1,017,000	1.00	1,017,000
2.05	3,934,000	3.71	3,884,000
2.10	2,497,500	3.24	2,497,500
2.57	50,000	2.60	50,000
2.36	250,000	1.36	100,000
2.41	100,000	1.50	100,000
2.20	50,000	2.60	50,000
4.15	150,000	0.15	150,000
4.40	650,000	0.15	650,000
	13,759,500	3.18	13,484,500

The stock options outstanding have an intrinsic value of nil.

During the year ended August 31, 2012, the Company granted 4,354,000 stock options (August 31, 2011 – 7,691,500). The Company recorded $3,118 ($2,006 expensed and $1,112 capitalized to development costs) of compensation expense relating to stock options granted in this period (August 31, 2011 - ($6,910 expensed and $1,732 capitalized to mineral properties).

The Company uses the Black-Scholes model to determine the grant date fair value of stock options granted. The following weighted average assumptions were used in valuing stock options granted during the year ended August 31, 2012 and 2011:

	2012	2011
Risk-free interest rate	1.44%	2.19%
Expected life of options	3.5	3.5
Annualized volatility	83%	84%
Forfeiture rate	0%	0%
Dividend rate	0%	0%

9.	CAPITAL RISK MANAGEMENT

The Company’s objectives in managing its liquidity and capital are to safeguard the Company’s ability to continue as a going concern and provide financial capacity to meet its strategic objectives. The capital structure of the Company consists of share capital, contributed surplus, accumulated other comprehensive income and accumulated deficit.

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Company may issue new shares, issue new debt, acquire or dispose of assets.

In order to facilitate the management of its capital requirements, the Company prepares annual expenditure budgets that are updated as necessary based on various factors, including successful capital deployment and general industry conditions. The annual and updated budgets are approved by the Board of Directors. The Company does not currently declare or pay out dividends.

As at August 31, 2012, the Company does not have any long-term debt and is not subject to any externally imposed capital requirements. However, the Company is in the process of securing debt financing for its Project 1 in South Africa. If the debt financing is completed, the Company will become subject to externally imposed capital requirements.

Platinum Group Metals Ltd.
(An exploration and development stage company)
Notes to the consolidated financial statements
For the year ended August 31, 2012
(in thousands of Canadian dollars)

10.	FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

The Company examines the various financial risks to which it is exposed and assesses the impact and likelihood of occurrence. These risks may include credit risk, liquidity risk, currency risk, interest rate risk and other price risks.

(a)	Credit risk

(i)	Amounts receivable

Total credit risk is limited to the carrying amount of amounts receivable.

(ii)	Cash and cash equivalents and restricted cash

In order to manage credit and liquidity risk the Company invests only in term deposits with Canadian Chartered and South African banks that have maturities of three months or less. A South African Bank Rand account held in the United Kingdom is used for holding Rand denominations only, and is controlled entirely by the Company. Deposit limits are also established based on the type of investment, the counterparty and the credit rating.

(iii)	Performance Bonds

In order to explore and develop its properties in South Africa, the Company was required to post performance bonds as financial guarantees against future reclamation work. These funds are held with Standard Bank of South Africa Limited with Department of Mineral Resources in South Africa as beneficiary in accordance with the Mineral and Petroleum Resources Development Act (2002) and the Company’s environmental management programme. The bonds are held with a major South African bank to reduce the credit risk.

(b)	Liquidity risk

The Company has in place a planning and budgeting process to help determine the funds required to support the Company's normal operating requirements and its exploration and development plans. The annual budget is approved by the Board of Directors.

Future exploration, development, mining, and processing of minerals from the Company’s properties will require additional financing. The Company has no credit facilities in place at this time; however a debt financing of US $260 million for the next stage of the Company’s Project 1 WBJV project is currently being finalized with a lender group of four major banks. The negotiations have advanced through detailed technical, financial and legal due diligence. Closing and draw down of the loan facility is subject to receipt of commitment, final credit approval, the negotiation and execution of definitive documentation and certain conditions precedent. Funding from equity sources for project capital and a cost overrun facility will also be required. The issuance of additional equity capital, if available, may result in substantial dilution to existing shareholders.

(c)	Currency risk

The Company’s functional currency is the Canadian dollar, while its operations are in both Canada and South Africa; therefore the Company's results are impacted by fluctuations in the value of foreign currencies in relation to the Canadian dollar. The Company's significant foreign currency exposures on financial instruments comprise cash and cash equivalents, restricted cash, performance bonds, amounts receivable, and accounts payable and accrued liabilities. The Company has not entered into any agreements or purchased any instruments to hedge possible currency risks at this time.

Platinum Group Metals Ltd.
(An exploration and development stage company)
Notes to the consolidated financial statements
For the year ended August 31, 2012
(in thousands of Canadian dollars)

The Company is exposed to foreign exchange risk through the following financial instruments denominated in a currency other than Canadian dollars:

	August 31, 2012	August 31, 2011

	Canadian dollar value	Canadian dollar value
	of South African Rand	of South African
	balances	Rand balances
Cash and cash equivalents	$11,601	$35,243
Restricted cash	30,512	47,720
Accounts receivable	1,517	1,518
Prepaid	190	2,648
Performance bonds	8,698	2,162
Accounts payable and accrued liabilities	(8,051)	(4,520)
	$44,467	$84,771

The Company's net loss and other comprehensive loss are affected by changes in the exchange rate between its operating currencies and the Canadian dollar. At August 31, 2012, based on this exposure a 10% strengthening/weakening in the Canadian dollar versus Rand foreign exchange rate would give rise to a decrease/increase in income for the year presented of approximately $4,400. At August 31, 2012, the company held approximately R 372.0 million cash (August 31, 2011 – R594.0 million).

(d)	Interest rate risk

The Company’s interest income earned on cash and cash equivalents and on short term investments is exposed to interest rate risk. At August 31, 2012, based on this exposure a 1% change in the average interest rate would give rise to an increase/decrease in the earnings for the year of approximately $500.

At August 31, 2012, the carrying amounts of cash and cash equivalents, amounts receivable, restricted cash, performance bonds and accounts payable and accrued liabilities are considered to be reasonable approximations of their fair values due to the short-term nature of these instruments.

11.	RELATED PARTY TRANSACTIONS

Transactions with related parties are as follows:

(a) During the year, $168 (2011 - $91) was paid to independent directors for directors fees and services. At August 31, 2012, $34 was included in accounts payable (2011 - $15).

(b)

During the year, the Company accrued or received payments of $102 (2011 - $102) from West Kirkland Mining Inc. (“WKM”), a company with three directors in common, for administrative services. Amounts receivable at the end of the period includes an amount of $ 81 (2011 - $19) due from WKM.

(c)

During the year, the Company accrued or received payments of $140 (2011 - $126) from Nextraction Energy Corp. (“NE”), a company with three directors in common, for administrative services. Amounts receivable at the end of the period includes an amount of $26 (2011 – $65) due from NE.

(d)

The Company has an office lease agreement with Anthem Works Ltd. (“Anthem”), a company with a director in common. During the year ended August 31, 2012 the Company accrued or paid Anthem $126 under the office lease agreement (2011 - $87).

Platinum Group Metals Ltd.
(An exploration and development stage company)
Notes to the consolidated financial statements
For the year ended August 31, 2012
(in thousands of Canadian dollars)

All amounts in amounts receivable and accounts payable owing to or from related parties are non-interest bearing with no specific terms of repayment.

These transactions are in the normal course of business and are measured at the estimated fair value amount, which is the consideration established and agreed to by the noted parties.

Key Management Compensation

The remuneration of directors and other members of key management personnel during the years ended August 31, 2012 and 2011 is as follows:

	Year ended	Year ended
	August 31, 2012	August 31, 2011
Fees and salaries	$1,496	$1,575
Share-based payments[1]	1,543	5,005
Total	$3,039	$6,580

1Share-based payments are the fair value of options that have been granted to directors and key management personnel.

12.	GENERAL AND ADMINISTRATIVE

	Year ending	Year ending
	August 31, 2012	August 31, 2011
Salaries and benefits	$1,924	$2,452
Professional/consulting fees	1,341	2,597
Travel	823	677
Depreciation	387	263
Insurance	157	114
Rent	121	86
Regulatory fees	263	297
Other	357	304
Total	$5,373	$6,790

13.	CONTINGENCIES AND COMMITMENTS

The Company’s remaining minimum payments under its office and equipment lease agreements in Canada and South Africa total approximately $230 to August 31, 2015. The Company also has commitments for Project 1 related insurance coverage totaling approximately $200 over the next 3 years.

The Company’s project operating subsidiary, Maseve, is party to a long term electricity supply agreement with South African power utility, Eskom. Under the agreement the Company was provided with a 1.5MVA temporary power supply in July 2011 and is to be provided with a 10 MVA construction power supply which as of August 31, 2012 is in the process of being installed. and a total 40 MVA production power supply in late calendar 2013 in exchange for connection fees and guarantees totaling Rand 142.22 million ($16,720 at August 31, 2012) to fiscal 2014. The Company has paid R 51.71 million ($6,080 at August 31, 2012), therefore R 90.51 million ($10,980 at August 31, 2012) of the commitment remains outstanding. These fees are subject to possible change based on Eskom’s cost to install.

Platinum Group Metals Ltd.
(An exploration and development stage company)
Notes to the consolidated financial statements
For the year ended August 31, 2012
(in thousands of Canadian dollars)

For the fiscal years ending on August 31, the aggregate commitments are as follows:

August 31, 2013	10,845
August 31, 2014	166
August 31, 2015	65
August 31, 2016	15
$11,091

14.	SUPPLEMENTARY CASH FLOW INFORMATION

Net change in non-cash working capital

	Year ended	Year ended
	August 31, 2012	August 31, 2011
Amounts receivable, prepaid expenses and other assets	$(266)	$97
Accounts payable	688	257
	$422	$354

15.	SEGMENTED REPORTING

The Company operates in one operating segment, that being exploration and development of mineral properties. Segmented information presented on a geographic basis follows:

Assets

	August 31,	August 31,	September 1
	2012	2011	2010

Canada	$25,490	$36,528	$5,822
South Africa	218,244	244,260	120,572
	$243,734	$280,788	$126,394

Substantially all of the Company’s capital expenditures are made in the South African geographical segment; however the Company also has exploration properties in Canada.

(Loss) income attributable to the shareholders of Platinum Group Metals Ltd.

	August 31, 2012	August 31, 2011
Canada	$(9,900)	$(10,848)
South Africa	(688)	1,956
	$(10,588)	$(8,892)

Platinum Group Metals Ltd.
(An exploration and development stage company)
Notes to the consolidated financial statements
For the year ended August 31, 2012
(in thousands of Canadian dollars)

16.	INCOME TAXES

	2012	2011
	Amount	Amount
	$	$
Loss before income taxes	7,879	9,927

Income tax recovery at statutory rates	(2,009)	(2,697)
Non-deductible expenses	1,616	1,903
Changes in unrecognized deferred tax assets and other	2,714	(787)

Income tax expense (recovery)	2,321	(1,581)

Income tax expense (recovery) consists of:
Current income taxes	(431)	487
Deferred income taxes	2,752	(2,068)
	2,321	(1,581)

The significant components of the Company's net deferred income tax liabilities are as follows:
	2012	2011

Mineral properties	(27,312)	(21,116)
Loss carryforwards	13,886	8,205
	(13,426)	(12,911)

Unrecognized deductible temporary differences, unused tax and unused tax credits losses are attributed to the following:
	2012	2011

Loss carryforwards	33,011	25,536
Foreign loans	27,671	-
Mineral properties	3,249	2,698
Share issuance costs	5,714	8,051
Other	487	304

The Company has operating loss carry-forwards that may be available for tax purposes in Canada totaling $31,044 (August 31, 2011 - $25,536) expiring between 2014 and 2032.

Platinum Group Metals Ltd.
(An exploration and development stage company)
Notes to the consolidated financial statements
For the year ended August 31, 2012
(in thousands of Canadian dollars)

17.	TRANSITION TO INTERNATIONAL FINANCIAL REPORTING STANDARDS

As outlined in note 2, the Company adopted IFRS on September 1, 2011 with a transition date of September 1, 2010. Under IFRS 1 ‘First-time Adoption of International Financial Reporting Standards’, the IFRS are applied retrospectively at the transition date with all adjustments to assets and liabilities as stated under Canadian GAAP taken to accumulated deficit unless certain exemptions are applied. IFRS provides for certain optional exemptions and certain mandatory exceptions for first time IFRS adopters.

Set forth below are the IFRS 1 applicable exemptions and exceptions applied in the conversion from Canadian GAAP to IFRS.

IFRS exemption options

Business combinations

IFRS 1 permits the Company to apply IFRS 3, Business Combinations on a prospective basis only from the transition date. Accordingly, the Company has elected not to restate past business combinations to comply with IFRS 3, where control was obtained before the transition date.

Currency translation differences

Retrospective application of IFRS would require the Company to determine cumulative currency translation differences in accordance with IAS 21, The Effects of Changes in Foreign Exchange Rates, from the date each subsidiary was formed or acquired. IFRS 1 permits cumulative currency translation gains and losses to be reset to zero at the Transition Date. The Company elected to reset all cumulative currency translation gains and losses to zero in opening deficit at its transition date.

Except for the above, the accounting policies set out in Note 3 have been applied retroactively for the year ended August 31, 2011, and in the preparation of the opening IFRS balance sheet at September 1, 2010.

Statement of Cash Flows

The transition from Canadian GAAP to IFRS had no significant impact on cash flows generated by the Company.

Platinum Group Metals Ltd.
(An exploration and development stage company)
Notes to the consolidated financial statements
For the year ended August 31, 2012
(in thousands of Canadian dollars)

Reconciliations

The September 1, 2010 Canadian GAAP consolidated balance sheet has been reconciled to IFRS as follows:

		IFRS
	CGAAP	Adjustments	IFRS	Notes
Current Assets
Cash and cash equivalents	$2,366	$-	$2,366
Amounts receivable	1,271	-	1,271
Prepaid expenses and other assets	69	-	69
	3,706	-	3,706
Non-Current Assets
Performance bonds	160	-	160
Assets held for sale	952	53	1,005	(a)
Exploration and evaluation assets	116,027	(106,459)	9,568	(a, c, d)
Property, plant and equipment	6,146	105,809	111,955	(a, b, d)
	123,285	(597)	122,688

	$126,991	$(597)	$126,394
Current Liabilities
Accounts payable and accruals	$2,270	$-	$2,270
	2,270	-	2,270
Non-Current Liabilities
Deferred income taxes	21,824	(6,338)	15,486	(b)

Total Liabilities	24,094	(6,338)	17,756
Non- controlling interest	11,149	(11,149)	-	(f)

Shareholders' Equity
Share capital	91,794	-	91,794
Contributed surplus	10,929	-	10,929
Accumulated other comprehensive income	(3,416)	3,416	-	(e)
Deficit	(7,559)	2,325	(5,234)	(a, c, e)
Total shareholders' equity attributable to shareholders of the Company	91,748	5,741	97,489
Non- controlling interest	-	11,149	11,149	(f)
Total Shareholders' equity	91,748	16,890	108,638

	$126,991	$10,552	$126,394

Platinum Group Metals Ltd.
(An exploration and development stage company)
Notes to the consolidated financial statements
For the year ended August 31, 2012
(in thousands of Canadian dollars)

The August 31, 2011 Canadian GAAP consolidated balance sheet has been reconciled to IFRS as follows:

		IFRS
	CGAAP	Adjustments	IFRS	Notes

Current Assets
Cash and cash equivalents	64,118	-	64,118
Amounts receivable	1,845	-	1,845
Other assets	110	-	110
	66,073	-	66,073
Non-Current Assets
Restricted cash	47,720	-	47,720
Non- current prepaid expenses	2,598	-	2,598
Assets held for sale	951	23	974	(a)
Performance bonds	2,162	-	2,162
Exploration and evaluation assets	146,379	(135,651)	10,728	(a, c, d)
Property, plant and equipment	20,829	129,704	150,533	(a, b, d)
	220,639	(5,924)	214,715

	286,712	(5,924)	280,788

Current Liabilities
Accounts payables and accruals	5,984	-	5,984
	5,984	-	5,984
Non-current Liabilities
Deferred income taxes	21,452	(8,541)	12,911	(b)
Asset retirement obligation	645	-	645
Total Liabiliaties	28,081	(8,541)	19,540
Non- Controlling Interest	11,695	(11,695)	-	(f)

Shareholders' Equity
Share Capital	256,312	-	256,312
Contributed surplus	13,816	-	13,816
Accumulated other comprehensive income	(3,416)	(2,685)	(6,101)	(a, e)
Deficit	(19,776)	(14,571)	(34,347)	(a, c, e)
Total shareholders' equity attributable to shareholders of the Company	246,936	(17,256)	229,680
Non-Controlling Interest	-	31,568	31,568	(f)
Total shareholders' equity	246,936	14,312	261,248

	286,712	(5,924)	280,788

The Canadian GAAP statement of comprehensive loss for the year ended August 31, 2011 has been reconciled to IFRS as follows:

		IFRS
	CGAAP	Adjustments	IFRS	Notes
EXPENSES
General and administrative	$6,790	$-	$6,790
Foreign exchange (gain) loss	3,337	(3,325)	12	(a)
Stock compensation expense	6,910	-	6,910
	(17,037)	3,325	(13,712)
Less finance income	3,785	-	3,785
Loss for the year before income taxes	(13,252)	3,325	(9,927)

Income tax expense	(487)	-	(487)
Future income tax recovery	2,068	-	2,068
Loss for the year	(11,671)	3,325	(8,346)
Income attributable to non- controlling interest	546	-	546
Net loss attributable to the stockholders of Platinum Group Metals Ltd.	(12,217)	3,325	(8,892)

Other comprehensive loss
Foreign currency translation reserve	-	(6,101)	(6,101)	(a)
Comprehensive loss for the year	$(12,217)	$(2,776)	$(14,993)

Platinum Group Metals Ltd.
(An exploration and development stage company)
Notes to the consolidated financial statements
For the year ended August 31, 2012
(in thousands of Canadian dollars)

The following are explanations of the key differences between Canadian GAAP and IFRS which gave rise to adjustments.

a)	Foreign currency translation

The Company’s South African subsidiaries have the South African Rand as their functional currency. Under Canadian GAAP for integrated foreign operations, only monetary items were translated to Canadian dollars at the end of each reporting period at the period end exchange rate. However under IFRS, all assets and liabilities of a foreign subsidiary with a functional currency different from the parent’s presentation currency are converted to the parent’s presentation currency at the period end rate with the resulting foreign exchange differences recorded in other comprehensive income.

Under Canadian GAAP, the South African subsidiaries were considered to be integrated operations, which effectively meant the entities had Canadian functional currencies. Under IFRS, these South African subsidiaries are considered to have the Rand as their functional currency. As a result, the foreign exchange gain or loss on the intercompany loan to the foreign subsidiaries which is considered to be part of the parent company’s net investment in a foreign operation is recognized initially in other comprehensive income and will only be reclassified from equity to profit or loss on disposal of the net investment. Under Canadian GAAP, the gain or loss was recognized in the profit or loss.

b)	Deferred income taxes

Under Canadian GAAP, deferred income taxes were recognized following the acquisition of various assets. Under IFRS, deferred income taxes are not recognized on temporary differences that arise from transactions other than a business combination that at the time of the transaction affected neither the taxable nor accounting profit or loss. As a result of this difference a decrease to the deferred income tax liability and a corresponding decrease to the carrying value of property plant and equipment for 56 million Rand ($7,823) has been made on transition and is applied to all periods.

c)	Pre-exploration costs

Under IFRS, expenditures that are capitalized before the Company has the legal right to explore the specific property must be expensed. Canadian GAAP does not have the same restriction; therefore an adjustment is required on transition to expense pre-exploration costs which were capitalized under Canadian GAAP. This accounting policy change resulted in an increase to deficit and a corresponding decrease in the carrying value of resource properties on transition.

d)	Reclassification of Project 1 deferred costs

Under Canadian GAAP, all capitalized and deferred costs were classified as mineral properties. Under IFRS, the Project 1 deferred costs have been reclassified under Property, Plant and Equipment.

e)	Currency translation differences

This adjustment results from the application of the IFRS 1 election which permits cumulative currency translation gains and losses to be reset to zero at the transition date.

f)	Non-controlling interest

At the date of transition, the accounting requirement for non-controlling interests differed under IFRS. Under IFRS changes in ownership interest where control is maintained are recorded through equity.

Platinum Group Metals Ltd.
(An exploration and development stage company)
Notes to the consolidated financial statements
For the year ended August 31, 2012
(in thousands of Canadian dollars)

18.	SUBSEQUENT EVENTS

The following events occurred subsequent to year end. These events and other non-material subsequent events may be mentioned elsewhere in these financial statements:

  On September 7, 2012, the Company granted 3,524,000 incentive stock options at a price of $0.96 per share to its employee and directors.

  On September 11, 2012, Rustenburg Platinum Mines Limited, a wholly owned subsidiary of Anglo American Platinum Limited, exercised its first right of refusal to purchase the off- take of concentrate from the Company’s Western Bushveld Project 1 Platinum Mine.

  On September 25, 2012, the Company granted 100,000 incentive stock options at a price of $1.11 per share to a consultant.

  On October 22, 2012, the Company granted 50,000 incentive stock options at a price of $1.03 per share to an employee.

  On October 23, 2012, 150,000 incentive stock options at a price of $4.15 per share expired without exercise.

  On October 26, 2012, 650,000 incentive stock options at a price of $4.40 per share expired without exercise.

  On October 31, 2012, the Company received US$2,000 from JOGMEC for contribution towards the 2012 Waterberg work program.